SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2018 Third Quarterly Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 25, 2018	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2018 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1    The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2018 third quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2    All directors attended the twelfth meeting of the ninth session of the Board, and have considered and adopted the 2018 third quarterly report at the meeting.

1.3    Mr. Wu Haijun, Chairman and the responsible person of the Company, Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting operations, and Mr. Zhang Feng, person-in-charge of Accounting Department (Accounting Chief) and Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.4    The financial report of the Company’s 2018 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Key Financial Data & Change in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	42,247,772	39,609,536	6.66
Total equity attributable to equity shareholders of the Company (RMB’000)	29,734,305	28,256,306	5.23

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to September)
Net cash flows generated from operating activities (RMB’000)	3,335,224	5,068,803	-34.20

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year (%)(January to September)
Revenue (RMB’000)	80,820,403	68,157,618	18.58
Net profit attributable to equity shareholders of the Company (RMB’000)	4,660,414	4,101,491	13.63
Net profit attributable to equity shareholders of the Company excluding non- recurring items (RMB’000)	4,672,075	4,124,954	13.26
Return on net assets (weighted average) (%)	15.080	14.654	Increased by 0.426 percentage points
Basic earnings per share (RMB/share)	0.431	0.381	13.12
Diluted earnings per share (RMB/share)	0.431	0.380	13.42

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September)
Net losses on disposal of non-current assets	14,260	11,403
Tax relief and reduction with approval exceeding authority or without formal approval or of non-recurring nature
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	10,975	56,289
Other gain or loss items falling within the definition of exceptional items	-31,230	-53,841
Employee reduction expenses	-14,142	-27,155
Income from forward exchange contracts	16,869	18,103
Income of investment disposal counted in the income statement	-679	943
Income from external entrusted loans	-2	11
Effect on minority interests (after tax)	429	-5,208
Tax effect for the items above	-5,004	-269

Total	-8,524	276

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders						90,001
Shareholdings of the top ten shareholders

Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	Nil	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	3,458,236,821	31.95	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	323,632,242	2.99	0	Nil	—	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Nil	—	Others
HKSCC Limited	57,862,847	0.53	0	Nil	—	Foreign legal person
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	0.42	0	Nil	—	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	0.40	0	Nil	—	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	0.40	0	Nil	—	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	0.40	0	Nil	—	Others
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	0.40	0	Nil	—	Others

Shareholdings of the top ten shareholders of Unrestricted Shares

Name of shareholder (in full)	Number of unrestricted shares held at the end of the Reporting Period	Number of shares pledged or frozen
		Tpye of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	RMB ordinary shares	5,460,000,000
HKSCC (Nominees) Limited	3,458,236,821	Overseas listed foreign shares	3,458,236,821
China Securities Finance Corporation Limited	323,632,242	RMB ordinary shares	323,632,242
Central Huijin Investment Ltd.	67,655,800	RMB ordinary shares	67,655,800
HKSCC Limited	57,862,847	RMB ordinary shares	57,862,847
GF Fund –Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB ordinary shares	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB ordinary shares	43,531,469
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB ordinary shares	43,083,750
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB ordinary shares	43,083,700
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB ordinary shares	43,083,700
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical
Corporation (“Sinopec Corp.”), a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the “Administration
Measures on Acquisition of Listed Companies”. Among the above-mentioned shareholders, HKSCC (Nominees) Limited and HKSCC Limited are nominee shareholders. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the “Administration Measures on the Acquisition of Listed
	Companies”.

3.	Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 30 September 2018	As at 31 December 2017	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	11,615,831	9,504,266	2,111,565	22.22	Increase in profit and cash generated from operating activities in the Reporting Period
Other payables	101,041	126,545	(25,504)	-20.15	Withdrawal of payments against Jinyon in the Reporting Period
Construction in progress	1,150,693	966,485	184,208	19.06	Increase in general construction expenditure in the Reporting Period
Staff salaries payable	345,192	123,959	221,233	178.47	Increase in the amount of bonuses accrued in the Reporting Period
Advances from customers	1,000,318	477,273	523,045	109.59	The purchase amount of non-related parties increased at the end of the reporting period

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Major reason for change
	2018	2017
Revenue	80,820,403	68,157,618	12,662,785	18.58	Increase in petrochemical product prices and growth of oil sector business
Cost of sales	64,033,755	51,614,139	12,419,616	24.06	Increase in the cost of crude oil and other raw materials
Net cash flow from operating activities	3,265,184	4,909,548	-1,644,364	-33.49	The prices of major raw materials were affected by fluctuations in international oil prices
Financial expenses – net value	208,631	137,971	70,660	51.21	Interest income increased significantly in the Reporting Period
Investment income	933,950	848,278	85,672	10.10	Increase in profit of SECCO in the Reporting Period

4.	Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	11,615,831	9,504,266
Notes receivable and Accounts receivable	3,976,193	3,426,439
Including, Notes receivable	1,160,668	1,151,053
Accounts receivable	2,815,525	2,275,386
Advances to suppliers	360,183	27,537
Other receivables	123,352	71,550
Including, Interests receivable	93,319	52,993
Dividend receivable	2,775	0
Inventories	7,045,655	6,597,598
Non-current assets due within one year	228,711	238,661

Total current assets	23,349,925	19,866,051

Non-current assets
Long-term equity investments	4,697,744	4,592,044
Investment properties	380,370	391,266
Fixed assets	11,825,996	12,892,501
Construction in progress	1,185,997	1,001,118
Intangible assets	384,359	397,661
Long-term prepaid expenses	310,738	349,588
Deferred tax assets	112,643	119,307

Total non-current assets	18,897,847	19,743,485

Total assets	42,247,772	39,609,536

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,866,355	606,157
Financial liabilities measured at fair value through profit or loss	0	1,516
Notes payable and Accounts payable	5,912,269	5,573,281
Advances from customers	1,000,318	477,273
Employee benefits payable	345,192	123,959
Taxes payable	1,863,972	3,290,036
Other payables	1,097,521	850,022
Including, Interest payable	2,040	864
Dividends payable	26,872	23,686
Non-current liabilities due within one year	851	0

Total current liabilities	12,086,478	10,922,244

Non-current liabilities
Deferred revenue	143,379	145,679

Total non-current liabilities	143,379	145,679

Total liabilities	12,229,857	11,067,923

Shareholders’ equity
Share capital	10,823,814	10,814,177
Capital surplus	615,761	586,307
Other comprehensive income	12,341	17,403
Specific reserve	30,700	0
Surplus reserve	5,727,624	5,727,624
Undistributed profits	12,524,065	11,110,795
Total equity attributable to equity shareholders of the Company	29,734,305	28,256,306
Minority interests	283,610	285,307

Total shareholders’ equity	30,017,915	28,541,613

Total liabilities and shareholders’ equity	42,247,772	39,609,536

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	10,213,472	8,268,493
Notes receivable and Accounts receivable	2,584,782	2,573,172
Including, Notes receivable	950,573	815,227
Accounts receivable	1,634,209	1,757,945
Advances to suppliers	351,016	20,931
Other receivables	101,042	126,546
Including, Interests receivable	92,194	51,115
Inventories	6,175,599	5,971,505
Non-current assets due within one year	195,081	212,834

Total current assets	19,620,992	17,173,481

Non-current assets
Long-term equity investments	5,820,446	5,711,216
Investment properties	412,549	423,941
Fixed assets	11,595,783	12,644,706
Construction in progress	1,185,997	1,000,924
Intangible assets	323,037	332,518
Long-term prepaid expenses	301,002	338,837
Deferred tax assets	100,891	111,929

Total non-current assets	19,739,705	20,564,071

Total assets	39,360,697	37,737,552

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,762,655	518,000
Financial liabilities measured at fair value through profit or loss
Notes payable and Accounts payable	3,626,437	4,129,720
Advances from customers	932,147	407,092
Employee benefits payable	334,207	30,411
Taxes payable	1,851,125	3,240,971
Other payables	958,306	977,203
Including, Interest payable	1,517	738
Dividends payable	26,872	23,686

Total current liabilities	9,464,877	9,303,397

Non-current liabilities
Deferred revenue	143,379	145,679

Total non-current liabilities	143,379	145,679

Total liabilities	9,608,256	9,449,076

Shareholders’ equity
Share capital	10,823,814	10,814,177
Capital surplus	615,761	586,307
Other comprehensive income	12,341	17,403
Specific reserve	30,700	0
Surplus reserve	5,727,625	5,727,624
Undistributed profits	12,542,200	11,142,965

Total shareholders’ equity	29,752,441	28,288,476

Total liabilities and shareholders’ equity	39,360,697	37,737,552

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Total Revenue	80,820,403	68,157,618
Including: Revenue	80,820,403	68,157,618
Total cost	75,802,703	63,795,370
Including: Cost of sales	64,033,755	51,614,139
Taxes and surcharges	9,137,920	9,576,364
Selling and distribution expenses	389,205	347,316
General and administrative expenses	2,367,112	2,309,150
Financial expenses	-208,631	-137,971
Asset impairment losses	83,342	86,372
Add: Other income	21,962	25,705
Investment income(“-” to indicate loss)	933,950	848,278
Including: Share of income of associates and joint ventures	914,904	837,840
Change in fair value gains (“-” to indicate loss)	1,516	0
Asset disposal income (“-” to indicate loss)	-11,403	-6,939

Operating profit (“-” to indicate loss)	5,963,725	5,229,292

Add: Non-operating income	40,154	10,880
Less: Non-operating expenses	59,667	38,369
Total profit (“-” to indicate loss)	5,944,212	5,201,803
Less: Income tax expenses	1,279,038	1,090,809
Net Profit (“-” to indicate loss)	4,665,174	4,110,994
Classified by continuity of operations
Net profit from continuing operation (“-” to indicate loss)	4,665,174	4,110,994
Classified by ownership of the equity
Attributable to equity shareholders of the Company	4,660,414	4,101,491
Minority interests	4,760	9,503
Other comprehensive income, net of tax	-5,063	-552

Total comprehensive income	4,660,111	4,110,442

Attributable to equity shareholders of the Company	4,655,351	4,100,939
Minority interests	4,760	9,503
Earnings per share	Unit: RMB
Basic earnings per share (RMB)	0.431	0.381
Diluted earnings per share (RMB)	0.431	0.380

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Revenue	59,398,025	48,632,557
Less: Cost of sales	42,820,226	32,269,533
Taxes and surcharges	9,119,957	9,559,562
Selling and distribution expenses	310,364	274,010
General and administrative expenses	2,270,227	2,206,250
Financial expenses - net	-242,124	-140,126
Asset impairment losses	68,150	100,412
Add: Other income	18,485	22,444
Investment income (“-” to indicate loss)	882,898	810,124
Including: Share of income of associates and joint ventures	872,799	803,391
Asset disposal income(“-” to indicate loss)	-11,439	-7,464
Operating profit(“-” to indicate loss)	5,941,169	5,188,020
Add: Non-operating income	13,789	9,533
Less: Non-operating expenses	37,107	38,174
Total profit(“-” to indicate loss)	5,917,851	5,159,379
Less: Income tax expenses	1,271,473	1,078,357
Net Profit(“-” to indicate loss)	4,646,378	4,081,022
Net profit from continuing operation (“-” to indicate loss)	4,646,378	4,081,022
Other comprehensive income, net of tax	-5,063	-552

Total comprehensive income	4,641,315	4,080,470

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2018	2017
Total Revenue	28,632,763	25,050,668
Including: Revenue	28,632,763	25,050,668
Total cost	27,465,116	23,364,990
Including: Cost of sales	23,325,924	18,772,168
Taxes and surcharges	3,023,482	3,571,091
Selling and distribution expenses	117,759	124,542
General and administrative expenses	959,223	896,091
Financial expenses	-34,414	-49,132
Asset impairment losses	73,142	50,230
Add: Other income	8,410	25,705
Investment income(“-” to indicate loss)	297,992	288,210
Including: Share of income of associates and joint ventures	272,502	277,772
Change in fair value gains(“-” to indicate loss)	-7,784	0
Asset disposal income(“-” to indicate loss)	-8,546	-1,809
Operating profit (“-” to indicate loss)	1,457,719	1,997,784
Add: Non-operating income	8,010	-22,083
Less: Non-operating expenses	36,674	25,124

Total profit (“-” to indicate loss)	1,429,055	1,950,577

Less: Income tax expenses	295,366	419,736
Net Profit (“-” to indicate loss)	1,133,689	1,530,841
Classified by continuity of operations
Net profit from continuing operation (“-” to indicate loss)	1,133,689	1,530,841
Classified by ownership of the equity
Attributable to equity shareholders of the Company	1,136,283	1,526,012
Minority interests	-2,594	4,829
Other comprehensive income, net of tax	0	0

Total comprehensive income	1,133,689	1,530,841

Attributable to equity shareholders of the Company	1,136,283	1,526,012
Attributable to minority shareholders	-2,594	4,829
Earnings per share	Unit: RMB
Basic earnings per share (RMB)	0.105	0.142
Diluted earnings per share (RMB)	0.105	0.142

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2018	2017
Revenue	20,422,494	18,094,113
Less: Cost of sales	15,178,561	11,881,961
Taxes and surcharges	3,017,357	3,563,923
Selling and distribution expenses	98,709	99,810
General and administrative expenses	925,613	861,309
Financial expenses - net	-63,455	-48,104
Asset impairment losses	57,950	50,230
Add: Other income	6,704	22,444
Investment income(“-” to indicate loss)	262,976	270,897
Including: Share of income of associates and joint ventures	262,976	264,164
Asset disposal income(“-” to indicate loss)	-8,546	-2,107
Operating profit(“-” to indicate loss)	1,468,893	1,976,218
Add: Non-operating income	7,789	-19,024
Less: Non-operating expenses	25,321	25,295

Total profit(“-” to indicate loss)	1,451,361	1,931,899

Less: Income tax expenses	296,920	414,722
Net Profit(“-” to indicate loss)	1,154,441	1,517,177
Net profit from continuing operation (“-” to indicate loss)	1,154,441	1,517,177
Other comprehensive income, net of tax	0	0

Total comprehensive income	1,154,441	1,517,177

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Cash flows from operating activities
Cash received from sales of goods or rendering of services	88,657,753	75,576,811
Refund of taxes and surcharges	53,650	71,688
Cash received relating to other operating activities	49,317	29,735

Sub-total of cash inflows	88,760,720	75,678,234

Cash paid for goods and services	69,932,197	55,904,482
Cash paid to and on behalf of employees	1,836,820	1,691,162
Payments of taxes and surcharges	13,315,993	12,623,839
Cash paid relating to other operating activities	340,486	389,948

Sub-total of cash outflows	85,425,496	70,609,431

Net cash flows generated from operating activities	3,335,224	5,068,803
Cash flows from investing activities
Cash received from entrusted lending	12,000	48,000
Cash received from returns on investments	811,442	479,632
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	210,585	1,848
Proceeds from disposal of subsidiary and other business entities	9,600	641,365
Cash received relating to other investing activities	3,299,675	10,438

Sub-total of cash inflows	4,343,302	1,181,283

Cash paid to acquire fixed assets, intangible assets and other long-term assets	569,996	772,187
Cash paid to entrusted lending	21,304	12,000
Cash paid to other related investment activities	2,781,897	1,500,000

Sub-total of cash outflows	3,373,197	2,284,187

Net cash flows generated from investing activities	970,105	-1,102,904

CONSOLIDATED CASH FLOW STATEMENTS (Continue)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Cash flows from financing activities
Cash received from the investment	37,102	54,580
Including: cash inflows from minority investment in subsidiaries	0	54,580
Cash received from borrowings	2,519,859	111,647

Sub-total of cash inflows	2,556,961	166,227

Cash repayments of borrowings	1,261,157	59,422
Cash paid for distribution of dividends or profits and interest expenses	3,306,554	2,717,134

Sub-total of cash outflows	4,567,711	2,776,556

Net cash flows generated from financing activities	-2,010,750	-2,610,329
Effect of foreign exchange rate changes on cash and cash equivalents	16,986	-3,263
Net increase in cash and cash equivalents	2,311,565	1,352,307
Add: Cash and cash equivalents at beginning of the period	7,504,266	5,440,623
Cash and cash equivalents at end of the period	9,815,831	6,792,930

CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Cash flows from operating activities
Cash received from sales of goods or rendering of services	67,070,300	55,130,684
Refund of taxes and surcharges	9,886	23,383
Cash received relating to other operating activities	20,088	24,477

Sub-total of cash inflows	67,100,274	55,178,544

Cash paid for goods and services	48,402,777	35,542,670
Cash paid to and on behalf of employees	1,629,076	1,569,002
Payments of taxes and surcharges	13,270,521	12,567,177
Cash paid relating to other operating activities	296,541	414,158

Sub-total of cash outflows	63,598,915	50,093,007

Net cash flows generated from operating activities	3,501,359	5,085,537
Cash flows from investing activities
Cash received from returns on investments	768,606	448,131
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	3,705	1,129
Cash received relating to other investing activities	3,272,662	625,353

Sub-total of cash inflows	4,044,973	1,074,613

Cash paid to acquire fixed assets, intangible assets and other long-term assets	584,517	771,229
Cash paid to other related investment activities	2,800,000	1,500,000

Sub-total of cash outflows	3,384,517	2,271,229

Net cash flows used in investing activities	660,456	-1,196,616

CASH FLOW STATEMENTS (Continue)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2018	2017
Cash flows from financing activities
Cash received from the investment	37,102	54,580
Cash received from borrowings	2,421,159	18,000

Sub-total of cash inflows	2,458,261	72,580

Cash repayments of borrowings	1,178,000	72,000
Cash paid for distribution of dividends or profits and interest expenses	3,297,097	2,708,824

Sub-total of cash outflows	4,475,097	2,780,824

Net cash flows used in financing activities	-2,016,836	-2,708,244
Effect of foreign exchange rate changes on cash and cash equivalents	0	-562
Net increase in cash and cash equivalents	2,144,979	1,180,115
Add: Cash and cash equivalents at beginning of the period	6,268,493	4,421,143
Cash and cash equivalents at end of the period	8,413,472	5,601,258

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 25 October 2018